Vertically Integrated Medical Cannabis Company, Aleafia Health Inc., Recommences Trading on TSXV

Toronto, Ontario--(Newsfile Corp. - March 28, 2018) - Today, Aleafia Health Inc. (TSXV: ALEF), formerly, Canabo Medical Inc. (TSXV: CMM), recommenced trading on the TSX Venture Exchange following the completion of the previously announced business combination. Aleafia, a vertically integrated company applies patient-first, physician-led and research-driven approach to medical cannabis care.

"Our listing on the TSX-V represents a major milestone for the company and provides us with additional capital to support our continued expansion while maintaining our standard of excellence," said Aleafia Health Inc. Executive Chairman, the Honourable Julian Fantino. "On behalf of the Board of Directors, leadership team and the many friends and family who placed their trust in this company in its earliest days, we are proud to enter this exciting new phase and we look forward to a strong future."

Aleafia Health Inc. is the amalgamation of two emerging entities in the medicinal cannabis space. The original Aleafia Inc. and Canabo Medical Inc. joined forces on March 26, 2018. As a result of the amalgamation, Aleafia's assets now include 23 Canabo medical clinics located across Canada and staffed by licensed physicians who are subject-matter experts in cannabinoid medicine. Since the Canabo name is already synonymous with the highest standard of medicinal cannabis healthcare, all 23 clinics will continue to be branded with the Canabo name. Notably, these clinics operate without any patient consultation-fees.

The company is also an Access to Cannabis for Medical Purposes Regulations (ACMPR) licensed producer and owns a 7,000 square foot medical cannabis production facility situated on 76 acres of prime farmland in Ontario and the company is actively implementing its expansion strategy. The first phase of this proposed expansion—150,000 square feet—is fully funded and expected to be completed by the end of 2018. Additionally, with one of the largest, single observational databases, management believes that Aleafia will be a desirable partner by organizations and institutions conducting much-needed research into the effects and benefits of medical cannabis across a wide range of chronic illnesses.

"Our colleagues at Canabo Medical Clinics have worked tirelessly and passionately to develop a clinic model that delivers the highest standard of patient care," said Raf Souccar, President and CEO of Aleafia Health Inc. "We look forward to a long and meaningful partnership as we go forward as a united organization where increasingly sophisticated strains of medically authorized cannabis can be an alternative to the opioids that have wreaked such havoc on Canadian families."

Education of both the medical community and the general public is a key priority for Aleafia. The company has developed and implemented a proprietary training program for all its staff to help those with chronic medical conditions that have failed traditional first, second and often third-line approaches. This training program extends to partner clinics with which Aleafia also works. This mixture of in-house clinics and corporate partners allows Aleafia to deliver its services to the maximum number of patients with optimal administrative efficiency.

"Our patients are only seen on a referral basis, which ensures that their circle of care remains unbroken and that all members of their medical team are involved in ensuring positive patient outcomes," said Dr. Daniel Schecter, Executive Director and Co-founder of Canabo Medical Clinic.

Dr. Michael Verbora, a director of Aleafia, was invited to speak on the subject of medical cannabis, including before European Parliament as a subject-matter expert. Dr. Verbora was also recently appointed as an assistant professor at McMaster Medical School.

"Our team is committed to understanding medicinal cannabis benefits across a wide variety of conditions," said Dr. Michael Verbora. "Our plan is to collaborate with a variety of organizations to help conduct high-quality studies that contribute to the field in a strongly academic manner."

Aleafia believes it has brought together experienced leaders from the medical, law-enforcement, government, and business communities with the intention of forming a strong, effective team in which patients, physicians and supporters can feel confidence.

About Aleafia Health Inc.:

Aleafia Health Inc. is one of Canada's leading, vertically integrated medical cannabis company with a unique patient-focused, medical cannabis healthcare solution. Led by a distinguished and experienced corporate leadership team, Aleafia Health Inc. is pioneering a patient-centric experience that includes personalized services before, during and after treatment. Aleafia's 23 cannabis clinics are staffed by licensed, practicing physicians with more than 80 trained physicians. Aleafia Health Inc. has realized sustained patient acquisition growth and retention, underscoring the success of Canada's first "patient-centric" cannabis-based health network. For more information, please visit www.aleafiainc.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS. THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS. THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Media Contact:

For more information please contact:

Chantel Elloway
Email:media@aleafiainc.com
Website: www.aleafiainc.com
Telephone: 1-(778) 898-5564

For more information about Aleafia Health Inc., please contact:

Bob Santos, Aleafia Health Inc., Corporate Affairs
Email: bob.santos@aleafiainc.com
Telephone: (416) 860-5665

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